FORM 4-JANUARY

             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_____     Check here if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instructions l(b).

1.   Name and Address of Reporting Person:
          MARY BETH KOENIG
          8017 Long Canyon Drive
          Austin  TX   78730
2.   Issuer Name and Ticker or Trading Symbol
          ELECTROSOURCE, INC.,     ELSI
3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####
4.   Statement for (Month/Year)
          January 1999
5.   If Amendment, Date of Original (Month/Year)
          N/A
6. Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes ___   No ___    Director
     Yes ___   No ___    10% Owner
     Yes  X    No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

          Treasurer and Chief Financial Officer

  TABLE I - Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3):
          Common Stock, $1.00
2.   Transaction Date (Month/Day/Year):
          N/A
3.   Transaction Code (Instruction 8):
     A.   Code:
     B.   V:
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5.   Amount of Securities Beneficially Owned at End of Month
     (Instructions 3 and 4):
          3,810
6. Ownership Form Direct (D) or Indirect (I) (Instructions 3 and 4):
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):
          (1)  Employee Stock Option
          (2)  Warrants
2.   Conversion or Exercise Price of Derivative Security:
          (1)  $1.5630
          (2)  $2.5630
3.   Transaction Date (Month/Day/Year):
          N/A
4.   Transaction Code (Instruction 8):
     A.   Code:
     B.   V
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)
     (Instructions 3, 4 and 5):
          A.   Acquired (A):
          B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:
     B.   Expiration Date:
7.   Title and Amount of Underlying Securities (Instructions 3
     and 4):
     A.   Title:                        (1) and (2) Common Stock,
     $1.00 par value
     B.   Amount or Number of Shares    (1)  20,500   (2) 25,003
8.   Price of Derivative Security (Instruction 5):
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Month (Instruction 4):
          (1)  20,500
          (2)  25,003
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
     January 15, 1999, the Board of Directors appointed Ms. Koenig from an "Acting" assignment to the Office of Treasurer and Chief Financial Officer. Ms. Koenig was already a "reporting" officer of the Company.

                /s/
          MARY BETH KOENIG
Date:     February 10, 1999